SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM S-8

Registration Statement
Under the Securities Act of 1933

American International Industries, Inc.
(Exact name of Registrant as specified in its charter)

Nevada	88-0326480
(State or other jurisdiction of incorporation organization)	(I.R.S. Employer of incorporation or Identification Number)

601 Cien Street, Suite 235	Daniel Dror
Kemah, Texas 77565	601 Cien Street, Suite 235
281-334-9479	Kemah, Texas 77565
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Compensation Plan
(Full Title of the Plans)

copies to: Thomas J. Craft, Jr., P.A. 301 Clematis Street, Suite 3000 West Palm Beach, FL 33401 Phone (561) 651-7336 Fax (561) 655-3202

Calculation of Registration Fee

Title of Securities To Be Registered	Amount Being Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, par value $0.001 per share	130,000	$1.45	$188,500	$47.12

(1) Pursuant to Rule 416 under the Securities Act of 1933, as amended, the number of shares of the issuer's Common Stock registered hereunder will be adjusted in the event of stock splits, stock dividends or similar transactions.
(2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(h), on the basis of the high and low prices of the Common Stock as reported on the OTC Bulletin Board on September 16, 2002.

PART I

Information Required in the Section 10 (a) Prospectus

Item 1. Plan Information.

This Registration Statement on Form S-8 provides for the issuance of a total of one hundred thirty thousand shares of common stock, par value $.001 per share of American International Industries, Inc. (the "Company"). Twenty thousand shares are being issued to Thomas C. Pritchard, a principal of the law firm of Brewer & Pritchard, P.C., for legal services rendered to the Company; and fifty thousand shares to John LaGrappe, Esq. for legal consulting services related to merger and acquisitions to be rendered; fifty thousand shares to Thomas A. Dardas, Esq., a principal in the law firm of Dardas & Associates for legal consulting services to be rendered; and ten thousand shares to the individual principals of CR Capital Services, Inc., the Company's corporate securities compliance firm since 2000, as follows: four thousand shares to Thomas J. Craft, Jr., Esq., four thousand shares to Richard Rubin and two thousand shares to Ivo Heiden. The new consulting agreements between the Company and John LaGrappe and Thomas A. Dardas are attached as Exhibits 10.13 and 10.14 hereto.

Item 2. Registrant Information and Employee Plan Annual Information.

The Company has provided a written statement to the above consultants advising them of the availability, without charge, upon written or oral request, of the documents incorporated by reference in Item 3 of Part II of the Registration Statement, and stating that these documents are incorporated by reference in the Section 10(a) prospectus.

PART II

Information Required in the Registration Statement

Item 3. Incorporation of Documents by Reference

The following documents filed by American International Industries, Inc. with the Securities and Exchange Commission are incorporated in this Form S-8 by reference:

1. The Company's annual report for the fiscal year end December 31, 2001;

2. All other reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since the end of the fiscal year covered by the document referred to in (1) above; and

3. The description of the Company common stock which is contained in the registration statement or amendment to any registration statement filed under Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating the description.

All documents subsequently filed by the registrant pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment to the Registration Statement that indicate that all shares of common stock offered have been sold or that deregister all of the shares then remaining unsold, shall be deemed to be incorporated by reference in the Registration Statement and to be a part of it from the date of filing of the documents.

Item 4. Description of Securities

Reference is made to the Company's Annual Report on Form 10-KSB for its year ended December 31, 2001 for a description of its shares of common stock.

Item 5. Interest of Named Experts and Counsel

Thomas J. Craft, Jr., Esq. has received 4,000 shares of Company common stock pursuant to a consulting agreement, the shares of which are being registered pursuant to this registration statement.

Item 6. Indemnification of Directors and Officers

Section 78.7502 of the Nevada General Corporation Law allows the Company to indemnify any person who was or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding by reason of the fact that he or she is or was a director, officer, employee, or agent of the Company or is or was serving at the request of the Company as a director, officer, employee, or agent of any corporation, partnership, joint venture, trust or other enterprise. The Company may advance expenses in connection with defending any such proceeding, provided the indemnitee undertakes to pay any amounts if it is later determined that the person was not entitled to be indemnified by the Company.

Item 7. Exemption from Registration Claimed

Not Applicable.

Item 8. Exhibits

The following exhibits are a part of this Registration Statement:

Exhibit	Description
3(i) (*)	Certificate of Incorporation of the Company, and Amendments thereto.
3(ii) (*)	Amended and Restated By-laws of the Company
4.1 (*)	Common Stock Certificate, American International Industries, Inc.
5.1	Opinion regarding legality
10.13	John LaGrappe Consulting Agreement dated September 9, 2002
10.14	Thomas A. Dardas Consulting Agreement dated as of September 10, 2002
23.1	Consent of Counsel (included in Exhibit 5.1)
23.2	Consent of R. E. Bassie & Co., P.C., independent public accountants
(*) Filed previously on registration statement on Form 10-SB filed on December 30, 1998, SEC File No. 0-25223.

Item 9. Undertakings

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii. To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i) and (ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kemah, State of Texas, on the 16th day of September, 2002.

AMERICAN INTERNATIONAL INDUSTRIES, INC.

By:/s/ Daniel Dror
Daniel Dror, Chief Executive Officer and Chairman

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacity and on the dates indicated:

Signature	Title	Date
/s/ Daniel Dror	Chief Executive Officer and Chairman of the Board	September 16, 2002

Exhibit 5.1

Thomas J. Craft, Jr., P.A.
301 Clematis Street, Suite 3000
The Galleria Building
West Palm Beach, FL 33401
Phone: (561) 651-7336 Fax: (561) 655-3202

American International Industries, Inc.
601 Cien Street
Kemah, Texas 77565
Re:	American International Industries, Inc.
Registration Statement on Form S-8 Commission File No. 0-25223
Gentlemen:

I  have represented American International Industries, Inc., a Nevada corporation ("Company"), in connection with the preparation of a registration statement filed with the Securities and Exchange Commission on Form S-8 ("Registration Statement") in connection with the registration of 130,000 shares ("Shares") of the Company's common stock, par value $.001 per share under the Securities Act of 1933, as amended. The Shares are to be issued as follows: 20,000 Shares are being issued to Thomas C. Pritchard, a principal of the law firm of Brewer & Pritchard, for legal services; 50,000 Shares are being issued to John LaGrappe, Esq. and 50,000 Shares to Thomas Dardas, Esq. pursuant to separate legal consulting agreements; and 10,000 Shares to the individual principals of CR Capital Services, Inc., as follows: 4,000 Shares to the undersigned, Thomas J. Craft, Jr., 4,000 Shares to Richard Rubin and 2,000 Shares to Ivo Heiden, in consideration for corporate securities compliance services to the Company.

In this connection, I have examined originals or copies identified to our satisfaction of such documents, corporate and other records, certificates, and other papers as we deemed necessary to examine for purposes of this opinion, including but not limited to the consulting agreements, the Company's Articles of Incorporation and Bylaws of the Company, and resolutions of the Board of Directors of the Company.

I have examined such records and documents and have made such examination of laws as I have considered necessary to form a basis for the opinion set forth herein. In my examination, I have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and the conformity with the originals of all documents submitted to us as copies thereof.

I am of the opinion that the Shares will be, when issued pursuant to the compensation plans, legally issued, fully paid, and nonassessable.

I hereby consent to the filing of this Opinion as an Exhibit to the Registration Statement.

Very truly yours,

/s/ Thomas J. Craft, Jr., P.A.
Thomas J. Craft, Jr., P.A.

Exhibit 10.13

John LaGrappe
Attorney At Law
6633 Hillcroft, Suite 255 • Houston, Texas 77081
Tel: 713.520.1890 • Fax: 713.520.1706

September 9, 2002

American International Industries, Inc.
Attn: John Stump, III
601 Cien Street, Suite 235
Kemah, Texas 77565

Re: Terms of Representation

Dear Mr. Stump:

The following shall set forth our understanding regarding my representation as special counsel in connection with the foregoing matter. I shall undertake to render the legal services requested by you pursuant to our engagement in conformity with the ethical standards imposed by the Rules of Professional Conduct as adopted by the Texas Supreme Court and the Code of Professional Responsibility as adopted by the American Bar Association.

I shall accept a total of fifty thousand (50,000) shares of American International Industries, Inc. common stock to review ongoing litigation and other transactional matter related to mergers and acquisitions for the next twelve (12) months. Initially I will receive twenty five thousand (25,000) shares to be issued to me based on S8 filings and in the event that American International Industries, Inc. is not satisfied with the legal services provided by me, then the agreement to deliver the other twenty five thousand (25,000) shares shall become null and void.

The Company may terminate its relationship with this firm any time it so desires, for any reason whatsoever. Conversely, we reserve the right to withdraw as your attorney, but only after giving reasonable written thereof to you, and further such withdrawal shall be subject to the ethical restrictions imposed by the Rules of Professional Conduct and the Code of Professional Responsibility referred to above.

You agree that during the term of this engagement you will not invest, nor promote the Company's publicly trading shares, or participate in any activity that is or may be competitive with the Company, that might create a conflict of interest with the Company, or that otherwise might interfere with the business of the Company, or any affiliate of the Company. You also agree that both during the engagement and after the engagement terminates, you will neither misuse nor improperly disclose any Confidential Information of the Company that you may have used, acquired or added to while engaged by the Company. "Confidential Information" means and includes confidential or proprietary information or trade secrets that have been developed or used (or will be developed or used) and that cannot be readily obtained by third parties from outside sources. Confidential Information includes, by way of example and without limitation, the following: information regarding assets, investors, customers, employees, contractors, and the industry not generally known to the public; strategies, methods, books, records, and documents; technical information concerning products, equipment, services, and processes; procurement procedures and pricing techniques; the names of and other information concerning customers, investors, and business affiliates (such as contact name, service provided, pricing for that customer, amount of services used, credit and financial data, and/or other information relating to the Company's relationship with that investor or customer); pricing strategies and price curves; plans and strategies for expansion or acquisitions; budgets; investor lists, customer lists; research; weather data; financial and sales data; trading terms; evaluations, opinions, and interpretations of information and data; marketing techniques; prospective investors' names, investors' and customers' names and marks; grids and maps; electronic databases; models; specifications; computer programs; internal business records; contracts benefiting or obligating the Company; bids or proposals submitted to any third party; technologies and methods; training processes; organizational structure; salaries of personnel; payment amounts or rates paid to consultants or other service providers; and other such confidential or proprietary information. You acknowledge that this Confidential Information constitutes a valuable, special, and unique asset used by the Company and its subsidiaries and affiliates in their business to obtain a competitive advantage over their competitors. You agree that upon termination of the engagement, you will return any and all such confidential information, and delete such Confidential Information from any electronic storage devices owned by you (but not computers and storage devices owned by Company), such as Palm Pilots and notebook computers, upon which you may have stored such confidential information. You agree that breach of these covenants not to disclose Confidential Information shall cause immediate and irreparable injury to the Company.

Each party shall indemnify, defend and hold harmless the other party from any and all liability, loss, claims, lawsuits, damages, injury, costs (including reasonable attorney's fees) or expenses ("Claims") arising out of or incident to the performance or nonperformance of any act or responsibility under this agreement by such indemnifying party; provided that, any indemnity required under this paragraph shall exclude Claims resulting from any consequential, future or speculative damages. Not withstanding the foregoing provisions of this paragraph, the Company shall indemnify, defend and hold harmless Consultant from any and all Claims arising out of or incident to Consultant's actions on behalf of the Company, including attendance at meetings, negotiation and advice, that involve the Company's financial and other related matters.

If the foregoing terms and conditions are acceptable to you, please acknowledge your receipt of this letter and your agreement to its terms by signing below and returning a copy via fax.

APPROVED this 9th day of September, 2002.

John LaGrappe, Attorney at Law

By: /s/John LaGrappe
John LaGrappe

APPROVED this 12th day of September, 2002.

By: /s/ John W. Stump, III
Mr. John W. Stump, III
Chief Financial Officer

Exhibit 10.14

DARDAS & ASSOCIATES
ATTORNEYS AT LAW
11211 VALLEY SPRING
HOUSTON, TEXAS 77043
TEL: (281) 293-7140; FAX: (281) 497-3201

September 10, 2002

Re: Consulting Engagement For Mergers and Acquisitions

Dear Mr. Stump:

This letter is to confirm the terms of my engagement as an independent consultant ("Consultant") to American International Industries, Inc. (the "Company"). I am being engaged to assist the Company with general business consulting.

Term of Engagement

The term of the engagement shall be twelve (12) months beginning on September 10, 2002. The engagement shall terminate on September 8, 2003. The Company is free to terminate the engagement earlier, however, early termination will not relieve the Company of its obligation to pay the full Consulting Fee unless the reason for termination is my failure to satisfactorily perform appropriate services under this agreement or my failure to comply with the confidentiality provisions outlined in this letter.

Consulting Fee

My fee for the engagement shall be fifty thousand (50,000) shares of American International Industries, Inc. common stock. The above will be due to me unrestricted on the date this agreement is signed, however, the issuance will be subject to satisfactory performance of my consulting services. The shares will be forwarded to me as soon as reasonably possible after this date.

Confidentiality

I agree that during the term of this engagement I will not invest, nor promote the Company's publicly traded shares or participate in any activity that is or may be competitive with the Company, that might create a conflict of interest with the Company, or that otherwise might interfere with the business of the Company, or any affiliate of the Company. I also agree that both during the engagement and after the engagement terminates I will neither misuse nor improperly disclose any Confidential Information of the Company that I may have used, acquired or added to while engaged by the Company. "Confidential Information" means and includes confidential or proprietary information or trade secrets that have been developed or used (or will be developed or used) and that cannot be readily obtained by third parties from outside sources. Confidential Information includes, by way of example and without limitation, the following: information regarding assets, investors, customers, employees, contractors, and the industry not generally known to the public; strategies, methods, books, records, and documents; technical information concerning products, equipment, services, and processes; procurement procedures and pricing techniques; the names of and other information concerning customers, investors, and business affiliates (such as contact name, service provided, pricing for that customer, amount of services used, credit and financial data, and/or other information relating to the Company's relationship with that investor or customer); pricing strategies and price curves; plans and strategies for expansion or acquisitions; budgets; investor lists, customers lists; research; weather data; financial and sales data, trading terms; evaluation, opinions, and interpretations of information and data; marketing techniques; prospective investors' names, investors' and customers' names and marks; grids and maps, electronic data bases; models; specifications; computer programs, internal business records; contracts benefiting or obligating the Company; bids or proposals submitted to any third party; technologies and methods; training processes; organizational structure; salaries of personnel; payment amounts or rates paid to consultants or other service providers; and other such confidential or proprietary information. I acknowledge that this Confidential information constitutes a valuable, special, and unique asset used by the Company and its subsidiaries and affiliates in their business to obtain a competitive advantage over their competitors. I agree that upon termination of this engagement, I will return any and all such confidential information and delete such Confidential Information from any electronic storage devices owned by me (but not computers and storage devices owned by the Company), such as Palm Pilots and notebook computes, upon which I may have stored such confidential information. I agree that breach of these covenants not to disclose Confidential Information shall cause immediate and irreparable injury to the Company.

Indemnity

Each party shall indemnify, defend and hold harmless the other party from any and all liability, loss, claims, lawsuits, damages, injury, costs (including reasonable attorney's fees) or expenses ("Claims") arising out of or incident to the performance or nonperformance of any act or responsibility under this agreement by such indemnifying party; provided that, any indemnity required under this paragraph shall exclude Claims resulting from any consequential, future or speculative damages. Notwithstanding the foregoing provisions of this paragraph, the Company shall indemnify, defend and hold harmless Consultant from any all Claims arising out of or incident to Consultant's actions on behalf of the Company, including attendance at meetings, negotiation and advice, that involve the Company's financial and other related matters.

Acceptance

Please indicate your agreement with the terms of this letter by signing one copy in the space provided below and returning it to me.

Sincerely,

/s/ Thomas A. Dardas
Thomas A. Dardas

ACCEPTED AND AGREED AS OF September 13, 2002

/s/ John W. Stump, III
John W. Stump, III, Chief Financial Officer

Exhibit 23.1

CONSENT OF COUNSEL (included in Exhibit 5.1)

Exhibit 23.2

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

R. E. Bassie & Co., P.C.
Certified Public Accountants
A Professional Corporation

6776 Southwest Freeway, Suite 580
Houston, Texas 77074-2115
Tel: (713) 266-0691 Fax: (713) 266-0692
E-Mail: Rebassie@aol.com
American International Industries, Inc.
Kemah, TX

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated February 27, 2002, relating to the consolidated financial statements of American International Industries, Inc., appearing in the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001.

/s/ R. E. Bassie & Co., P.C.

Houston, Texas

September 17, 2002